UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.                     )*

Virage, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

92763Q106

(CUSIP Number)

Andrew Kanter Chief Operating Officer Autonomy Corporation plc Cambridge Business Park Cowley Road Cambridge CB4 OWZ United Kingdom +44(0) 1223-448-000	Thomas Kellerman Morgan, Lewis & Bockius LLP 2 Palo Alto Square 3000 El Camino Real, Suite 900 Palo Alto, California 94306 (650) 843-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2003

(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92763Q106

1.	NAMES OF REPORTING PERSONS. Autonomy Corporation plc I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 10,291,394(1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,291,394(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 45.2%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)    10,291,394 shares of Virage, Inc. are subject to the Voting Agreements between Autonomy and certain stockholders of Virage, Inc., as described in Items 3 and 4 below. All of such shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are exercisable within 60 days of July 9, 2003. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Autonomy Corporation plc that it is the beneficial owner of any of the Common Stock of Virage, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any purpose, and such beneficial ownership is expressly disclaimed.

(2)    Based upon 22,791,953 shares of Issuer Common Stock, constituting 21,256,015 shares of Issuer Common Stock outstanding as of July 9, 2003 (as represented by the Issuer in the Merger Agreement described in Items 3 and 4 below), and including the issuance of 1,535,938 shares of Issuer Common Stock upon the exercise of outstanding options which are exercisable within 60 days of July 9, 2003.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Issuer Common Stock”), of Virage, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 411 Borel Avenue, 100 South, San Mateo, California, 94402.

Item 2.	Identity and Background.

(a) The name of the person filing this statement is Autonomy Corporation plc, a corporation organized and existing under the laws of England and Wales (“Autonomy”).

(b) The address of the principal office and principal business of Autonomy is Cambridge Business Park, Cowley Road, Cambridge, CB4 OWZ, United Kingdom.

(c) Autonomy is a leading provider of infrastructure technology for automating the management, processing and delivery of unstructured information from and to sources across the Internet, the extended enterprise and other digital domains such as third generation mobile phones.

Set forth in Schedule A hereto is (i) the name of each of the executive officers and directors of Autonomy, (ii) the residence or business address of each of the executive officers and directors of Autonomy, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Autonomy, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case of the date hereof. The address of the executive offices of Autonomy is the same address as the address of Autonomy’s principal business.

(d) During the past five years, neither Autonomy nor, to Autonomy’s knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Autonomy nor, to Autonomy’s knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

(f) To the knowledge of Autonomy, the citizenship of each of the individuals set forth on Schedule A hereto is listed therein.

Item 3.	Source and Amount of Funds or Other Consideration.

As a condition and an inducement to Autonomy’s willingness to enter into the Merger Agreement (as described in Item 4 below) certain stockholders of the Issuer (collectively, the “Signatories”) have entered into individual voting agreements, each dated as of July 9, 2003 (collectively, the “Voting Agreements”), with Autonomy whereby such Signatories have agreed to vote or give written consent with respect to their shares of Issuer Common Stock, or, using their best efforts, and to the full extent legally permitted, cause the holder of record to vote or give written consent with respect to their shares of Issuer Common Stock, (i) in favor of adoption of the Merger Agreement as described in Item 4 below, (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger, as described in Item 4 below, and the Merger Agreement, (iii) against any takeover proposal from any party other than Autonomy or an affiliate of Autonomy as contemplated by the Merger Agreement, (iv) against any amendment of Issuer’s certificate of incorporation or bylaws that is not requested or expressly approved by Autonomy, and (v) against any dissolution, liquidation or winding up of the Issuer. No funds were used and no funds are to be used by Autonomy in entering into the Voting Agreements and in acquiring the proxies thereunder. The Voting Agreements and proxies were acquired by Autonomy as part of the package of agreements as described in Item 4 below.

Item 4.	Purpose of Transaction.

(a) – (b). Pursuant to an Agreement and Plan of Merger dated as of July 9, 2003 (the “Merger Agreement”), among the Issuer, Autonomy (the reporting person in this Schedule 13D) and Violet Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Autonomy (“Merger Sub”), and subject to conditions set forth therein, Merger Sub will be merged with and into the Issuer and each stockholder of Issuer will receive cash consideration in exchange for their respective holdings of Issuer Common Stock (the “Merger”). The Merger is subject to the approval and adoption of the Merger Agreement and the approval of the Merger by the stockholders of Issuer and the satisfaction or waiver of certain other conditions, as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 1 to this statement on Schedule 13D, and incorporated herein in its entirety by reference. In connection with the Merger, Autonomy will also assume (i) the Issuer’s existing stock option plans and the options outstanding under such plans pursuant to certain terms and conditions provided in the Merger Agreement and (ii) warrants to purchase common stock of the Issuer issued to MLB Advanced Media, L.P. and JRT Investment Company, respectively.

Pursuant to the Voting Agreements, each of the Signatories have irrevocably appointed the directors of Autonomy as their lawful attorneys and proxies. The proxies give the directors of Autonomy a limited right to vote each of the shares of Issuer capital stock beneficially owned by the Signatories (the “Shares”). Subject to certain limited exceptions, the Signatories are prohibited from transferring any of the Shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreements. The Signatories and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 2 to this statement on Schedule 13D and incorporated herein in its entirety by reference.

In exercising their right to vote the Shares as lawful attorneys and proxies of the Signatories, the directors of Autonomy will be limited, at every Issuer stockholders’ meeting and every adjournment thereof, and on every written consent of Issuer’s stockholders, to vote the Shares, (i) in favor of adoption of the Merger Agreement, (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement, (iii) against any takeover proposal from any party other than Autonomy or an affiliate of Autonomy as contemplated by the Merger Agreement, (iv) against any amendment of Issuer’s certificate of incorporation or bylaws that is not requested or expressly approved by Autonomy, and (v) against any dissolution, liquidation or winding up of the Issuer. The Signatories may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement.

(c) Not applicable

(d) Upon consummation of the Merger, the directors of the Merger Sub immediately prior to the effective time of the Merger will become the directors of the Issuer, to serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. Upon consummation of the Merger, officers of the Merger Sub immediately prior to the effective time of the Merger will become the initial officers of the Issuer, to serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(e) As a result of the Merger described in Item 4 above, each outstanding share of Issuer common stock will be converted into the right to receive an amount of cash consideration. As a result of the Merger described in Item 4 above, Autonomy will be the sole stockholder of the Issuer.

(f) Not applicable

(g) Upon consummation of the Merger, the Certificate of Incorporation of Issuer will be amended and restated in its entirety to read substantially similar to the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the Certificate of Incorporation of Merger Sub shall be amended to reflect the name of Issuer), and such Certificate of Incorporation of Issuer, as so amended and restated, will be the Certificate of Incorporation of the Issuer until thereafter changed or amended as provided therein or by applicable law. Upon consummation of the Merger, the Bylaws of Issuer shall be amended and restated to read the same as the Bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, until thereafter changed or amended as provided therein or by applicable law, except that the Bylaws shall be amended to reflect the name of the Issuer.

(h) – (i) Upon consummation of the Merger, the Common Stock of Virage, Inc. will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq SmallCap Market.

(j) To Autonomy’s knowledge, other than described above, none.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreements included as Exhibits 1 and 2, respectively, to this statement on Schedule 13D, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the Voting Agreements, Autonomy may be deemed to be the beneficial owner of at least 10,291,394 shares of Issuer Common Stock. Such shares constitute approximately 45.2% of the outstanding shares of Issuer Common Stock, based on the capitalization of the Issuer as of July 9, 2003 as represented to Autonomy by the Issuer in the Merger Agreement and assuming the issuance of 1,535,938 shares of Issuer Common Stock upon the exercise of outstanding options which are exercisable within 60 days of June 9, 2003.

Autonomy has the power to vote up to the 10,291,394 shares of Issuer Common Stock for the limited purposes described above under the Voting Agreements. Autonomy does not have the power to dispose or to direct the disposition of any such shares of Issuer Common Stock pursuant to the Voting Agreements. Other than the limited voting rights described in Items 3 and 4 above, Autonomy (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreements.

To Autonomy’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

(c) Neither Autonomy nor, to Autonomy’s knowledge, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) To the knowledge of Autonomy, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported to this statement on Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement, the Voting Agreements or as described in the Merger Agreement, to the knowledge of Autonomy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

1. Agreement and Plan of Merger, dated as of July 9, 2003, by and among Autonomy Corporation plc, Violet Merger Sub, Inc. and Virage, Inc.

2. Form of Voting Agreement, dated as of July 9, 2003, between Autonomy Corporation plc and certain stockholders of Virage, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Dated: July 17, 2003

AUTONOMY CORPORATION PLC

By:	/s/ ANDREW M. KANTER

Andrew M. Kanter Chief Operating Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

AUTONOMY CORPORATION PLC

Executive Officers of Autonomy Corporation plc:

Michael R. Lynch	Managing Director and Chief Executive Officer	Cambridge Business Park, Cowley Road, Cambridge, CB4 OWZ, United Kingdom	Citizenship: United Kingdom

Richard G. Gaunt	Technical Director and Chief Technology Officer	Cambridge Business Park, Cowley Road, Cambridge, CB4 OWZ, United Kingdom	Citizenship: United Kingdom

Sushovan Hussein	Chief Financial Officer	Cambridge Business Park, Cowley Road, Cambridge, CB4 OWZ, United Kingdom	Citizenship: United Kingdom

Andrew M. Kanter	Chief Operating Officer and General Counsel	Cambridge Business Park, Cowley Road, Cambridge, CB4 OWZ, United Kingdom	Citizenship: United States

Outside Directors:

Barry M. Ariko	self employed	Saratoga, California United States	Citizenship: United States

John P. McMonigall	Director of Apax Partners Ltd.	15 Portland Place London W1B 1PT United Kingdom	Citizenship: United Kingdom

Richard N. Perle	Resident Fellow of the American Enterprise Institute for Public Policy Research	1150 Seventeenth Street, N.W. Washington D.C. 20036 United States	Citizenship: United States

Mark Opzoomer	Managing Director, Yahoo! Europe	10 Ebury Bridge Road London SW1W 8PZ United Kingdom	Citizenship: Canada

Schedule B

Parent Signatory	Shares Beneficially Owned
Paul G. Lego/ Catherine P. Lego	2,628,042	(1)

Frank Pao	340,178	(2)

Ronald E.F. Codd	80,000	(3)

Randall S. Livingston	80,500	(4)

Wells Fargo Bank, Trustee SHV P/S fbo William H. Younger, Jr.	33,334

William H. Younger	55,000	(5)

Sutter Hill Entrepreneurs Fund (AI) L.P.	7,988

Sutter Hill Entrepreneurs Fund (QP) L.P.	20,227

Sutter Hill Ventures – A California Limited Partnership	942,724

Younger Living Trust	114,814

David Nierenberg, President of Nierenberg Investment Management Company, Inc., the General Partner of the D3 Family Fund, L.P.	2,150,405

David Nierenberg, President of Nierenberg Investment Management Company, Inc., the General Partner of the D3 Family Retirement Fund, L.P.	878,010

David Nierenberg, President of Nierenberg Investment Management Company, Inc., the General Partner of the D3 Children’s Fund, L.P.	142,100

David Nierenberg, as investment manager acting on behalf of Haredale, Ltd.	50,606

David Nierenberg, as investment manager acting on behalf of Olivier Roux	32,000

David Nierenberg, as investment manager acting on behalf of James Henry Hildebrandt	20,000

David Nierenberg, as investment manager acting on behalf of Toxford Corp.	17,000

David Nierenberg, as investment manager acting on behalf of Bruno Tiphine	30,000

David Nierenberg, as investment manager acting on behalf of Rita and Bruno Tiphine	48,000

Henry E. Hooper	4,000

Thomson Inc. (f/k/a Thomson multimedia Inc.)	909,090

Philip Halperin	55,000	(6)

WPC Entrepreneur Fund, L.P.	68,669

Weston Presidio Capital III, L.P.	1,379,502

Standish H. O’Grady	110,327	(7)

H&Q Virage Investors, L.P.	19,177

H&Q Adobe Ventures Management II, LLC	8,630

Granite Ventures, LLC	215

Adobe Ventures II, LP	65,856

(1) Includes 1,711,375 outstanding shares of Issuer Common Stock, and 916,667 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of July 9, 2003.

(2) Includes 75,907 outstanding shares of Issuer Common Stock, and 264,271 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of July 9, 2003.

(3) Represents 80,000 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of July 9, 2003.

(4) Includes 500 outstanding shares of Issuer Common Stock, and 80,000 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of July 9, 2003.

(5) Represents 55,000 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of July 9, 2003.

(6) Represents 55,000 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of July 9, 2003.

(7) Includes 25,327 outstanding shares of Issuer Common Stock, and 85,000 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of July 9, 2003.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Agreement and Plan of Merger, dated as of July 9, 2003, by and among Autonomy Corporation plc, Violet Merger Sub, Inc. and Virage, Inc.

2	Form of Voting Agreement, dated as of July 9, 2003, between Autonomy Corporation plc and certain stockholders of Virage, Inc.